Exhibit 1.02

Conflict Minerals Report of Nordson Corporation

For The Year Ended December 31, 2013

1.	Introduction:

Nordson Corporation (“our,” “we” or “us”) engineers, manufactures and markets differentiated products and systems used for dispensing and processing adhesives, coatings, polymers, sealants and biomaterials, and for managing fluids, testing and inspecting for quality, treating surfaces and curing. These products are supported with extensive application expertise and direct global sales and service. We serve a wide variety of consumer non-durable, consumer durable and technology end markets including packaging, nonwovens, electronics, medical, appliances, energy, transportation, building and construction, and general product assembly and finishing. Headquartered in Westlake, Ohio, our products are marketed through a network of direct operations in more than 30 countries. Our principal manufacturing facilities are located in the United States, Belgium, the Peoples Republic of China, Germany, India, the Netherlands, Thailand and the United Kingdom.

Pursuant to the Securities and Exchange Commission’s conflict minerals rule adopted pursuant to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Rule”), this Report was not subject to an independent private sector audit.

2.	Due Diligence:

To comply with the Rule, following a good faith reasonable country of origin inquiry regarding conflict minerals, we have implemented due diligence measures to determine the sources and chain of custody of conflict minerals necessary to the functionality or production of our products, if any.

Our conflict minerals due diligence process is modeled after the Organisation for Economic Cooperation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas1, five-step framework approach. The steps in the process are: (1) Establish strong company management systems; (2) Identify and assess risk in the supply chain; (3) Design and implement a strategy to respond to identified risks; (4) Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain; and (5) Report on supply chain due diligence.

[1]	OECD (2011), OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas 2nd edition, including related supplements, OECD Publishing. http://dx.doi.org/10.1787/9789264111110-en

i.	Establish Strong Company Management Systems.

We have taken several steps to establish strong company management systems. These steps are discussed below under categories of internal management, external communications, system of controls over mineral supply chain, company engagement with suppliers, and company-level early risk awareness mechanism.

a.	Internal Management:

1.	Conflict Minerals Reporting Oversight Committee – After the Rule was released, we established a conflict minerals task force team. The team members included representatives from our Supply Chain Management, one of whom is a member of our senior management, Legal, Product Compliance, Finance, and Internal Audit departments. Team members have communicated with several industry associations, consulting firms and law firms to ensure a complete understanding of the Rule requirements. The task team has communicated requirements and resource needs to our businesses. We periodically report to the audit committee of the board of directors with respect to our due diligence process and compliance obligations.

b.	External Communications:

1.	Supplier Communication and Policy – During the last two years, we have been in frequent communication with our supply base. In October 2012, we preliminarily contacted forty major suppliers to provide them with an overview of the Rule, gauge their knowledge of the Rule, gather their thoughts on compliance with the Rule and inquire about their use of conflict minerals, if any. During the period of April 2013 through August 2013, we sent preliminary notifications to a majority of our supply chain informing the suppliers of a future survey regarding conflict mineral usage and asking our suppliers to prepare for this survey. The conflict minerals survey followed in October 2013. See Section 2(i)(c)(1) below for more information about the conflict minerals survey.

2.	Customer Communication – In September 2012, we released a conflict minerals statement to our customers on our website, www.nordson.com. Our conflict minerals statement informs customers of our Rule compliance efforts. Since that time, customer inquiries have been handled on a case by case basis, utilizing the conflict minerals statement or customized responses using the Electronic Industry Citizenship Coalition e-Sustainability Initiative (EICC/GeSI) Conflict Mineral Reporting template, as appropriate. Since we are an industrial equipment supplier, many of our products are not incorporated into our customers’ products and, therefore, do not fall within the scope of the Rule as applied to our customers.

3.	Public Communication – Our conflict minerals statement released September 2012 (described above) is currently available on our website, www.nordson.com. Our Conflict Minerals Policy was adopted on May 6, 2014 and is available on our website, www.nordson.com. In conjunction with the adoption of the Conflict Minerals Policy, we revised our Supplier Code of Ethics, which outlines the ethical standards with which we expect our suppliers to comply, to reflect our expectations that our suppliers procure materials from sources that do not directly or indirectly support non-state armed groups. The Conflict Minerals Policy and Supplier Code of Ethics will be distributed to our suppliers during the period of May 2014 through July 2014.

c.	System of Controls over Mineral Supply Chain:

1.	In October 2013, we initiated a survey of the majority of our suppliers utilizing the EICC/GeSI Conflict Mineral Reporting template. Also, we recently purchased and are currently implementing product compliance software (the Global Environmental Management System (GEMS)). GEMS software is used by our businesses that have access to our enterprise resource planning system to automate the EICC/GeSI survey, and to collect and analyze the survey data. For our other businesses without access to our enterprise resource planning system, the survey is sent to suppliers using a manual distribution, collection, and analysis process.

The results from this first survey will be used to identify the likely areas of conflict mineral usage within our supply chain. Future surveys will focus efforts on these areas.

d.	Company Engagement with Suppliers:

1.	In addition to the various communications that we have had with our suppliers as described in this Section 2(i), we will distribute our Conflict Minerals Policy and Supplier Code of Ethics to our suppliers during the period of May 2014 through July 2014. Our Conflict Minerals Policy is also available on our website, www.nordson.com.

e.	Company-level Early Risk Awareness Mechanism:

1.	Suppliers are encouraged to send inquiries or other information concerning conflict minerals to productcompliance@nordson.com. We may also investigate alternative company-level or industry-wide early risk awareness mechanisms in the future.

ii.	Identify and Assess Risk in the Supply Chain.

Although we are still in the process of collecting and analyzing the data received from our conflict minerals surveys described in Section 2(i)(c), the following describes the next steps that we will be taking in our conflict minerals due diligence process.

a.	Identify Risks in our Supply Chain:

1.	We plan to aggregate and review, through our conflict minerals surveys, the smelters from each of our suppliers identified as being in the conflict mineral supply chain. The list of smelters will then be compared to the EICC validated smelters lists. Those smelters not found to be on the validated lists will be assessed as higher risk.

b.	Assess Risks of Adverse Impacts pursuant to the Standards of our Conflict Minerals Policy and Supplier Code of Ethics:

1.	If, through our smelters lists, we discover that certain of our products contain conflict minerals, or we cannot definitively deem a product to be free of conflict minerals, we will analyze the adverse impact of this determination pursuant to the standards set forth in our Conflict Minerals Policy and Supplier Code of Ethics.

iii.	Design and Implement a Strategy to Respond to Identified Risks.

Although we are still in the process of collecting and analyzing the data received from our conflict minerals surveys described in Section 2(i)(c), the following describes the next steps that we will be taking in our conflict minerals due diligence process.

a.	Report Findings of the Supply Chain Risk Assessment to Executive Officer Committee:

1.	Once we compile our supply chain information through the processes described above, our findings will be reported to our executive officer committee.

b.	Devise and Adopt a Risk Management Plan:

1.	Once we identify areas of risk in our supply chain, we will adopt a risk management plan pursuant to our Supplier Code of Ethics and Conflict Minerals Policy, which may include continuing trade throughout the course of measurable risk mitigation efforts, temporarily suspending trade while pursuing ongoing measurable risk mitigation, or disengaging with a supplier after failed attempts at mitigation or where we deem risk mitigation not feasible or unacceptable.

c.	Implement Risk Management Plan:

1.	Once our risk management plan is implemented, we will track performance of our risk mitigation efforts and report the results back to our executive officer committee.

d.	Undertake Additional Fact and Risk Assessments:

1.	For risks requiring additional mitigation, or after a change of circumstances, we will undertake additional fact and risk assessments.

iv.	Carry Out Independent Third-Party Audit, if Necessary.

If the due diligence process identifies certain areas of our supply chain that are high risk, we may use an independent third-party auditor to audit those identified points in the supply chain.

v.	Report on Supply Chain Due Diligence.

We have taken the information gathered through the above-described due diligence process, and compiled this Report. In the future, we will take such information and compile it in a Report or in our specialized disclosure report as required by the Rule, whichever is applicable.

3.	Product Description:

We engineer, manufacture and market differentiated products and systems used for dispensing and processing adhesives, coatings, polymers, sealants and biomaterials, and for managing fluids, testing and inspecting for quality, treating surfaces and curing. Our technology-based systems can be found in manufacturing facilities around the world producing a wide range of goods for consumer durable, consumer non-durable and technology end markets. Equipment ranges from single-use components to manual, stand-alone units for low-volume operations to microprocessor-based automated systems for high-speed, high-volume production lines.

We have principal manufacturing operations in the United States in Amherst and Youngstown, Ohio; Duluth and Swainsboro, Georgia; Carlsbad, California; Ft. Collins, Colorado; Plymouth,

Michigan; Eagan, Minnesota; Robbinsville, New Jersey; Hickory, North Carolina; New Castle, Pennsylvania; East Providence, Rhode Island; Pulaski, Virginia and Chippewa Falls, Wisconsin; as well as in Temse, Belgium; Shanghai and Suzhou, the Peoples Republic of China; Lüneburg and Münster, Germany; Bangalore, India; Maastricht, the Netherlands; Chonburi, Thailand and in Aylesbury, United Kingdom.

As of the date of this Report, it is undetermined which facilities process conflict minerals in the products described below, if any, and the country of origin of such conflict minerals. Section 2 of this Report describes our efforts to determine the mine or location of origin with the greatest possible specificity.

The following is a summary of the products and markets served by our operating segments:

i.	Adhesive Dispensing Systems

a.	This segment delivers our proprietary precision dispensing and processing technology to diverse markets for applications that commonly reduce material consumption, increase line efficiency and enhance product strength, durability, brand and appearance.

1.	Nonwovens — Equipment for applying adhesives, lotions, liquids and fibers to disposable products. Key strategic markets include adult incontinence products, baby diapers and child-training pants, feminine hygiene products and surgical drapes, gowns, shoe covers and face masks.

2.	Packaging — Automated adhesive dispensing systems used in the rigid packaged goods industries. Key strategic markets include food and beverage packaging, pharmaceutical packaging, and other consumer goods packaging.

3.	Polymer Processing — Components and systems used in the thermoplastic melt stream in plastic extrusion, injection molding, compounding and recycling processes. Key strategic markets include flexible packaging, electronics, medical, building and construction, transportation and aerospace, and general consumer goods.

4.	Product Assembly — Adhesive and sealant dispensing systems for bonding or sealing plastic, metal and wood products and for use in the paper and paperboard converting industries. Key strategic markets include appliances, automotive components, building and construction materials, electronics, furniture, solar energy, and the manufacturing of bags, sacks, books, envelopes and folding cartons.

5.	Web Coating — Laminating and coating systems used to manufacture continuous-roll goods in the nonwovens, textile, and paper industries. Key strategic markets include carpet, labels, tapes and textiles.

ii.	Advanced Technology Systems

a.	This segment integrates our proprietary product technologies found in progressive stages of a customer’s production process, such as surface treatment, precisely controlled automated, semi-automated or manual dispensing of material, and post-dispense bond testing and X-ray inspection to ensure quality. Related single-use plastic molded syringes, cartridges, tips, and fluid connection components are used to dispense fluids or control flow in production processes or within customers’ end products. This segment primarily serves the specific needs of electronics, medical and related high-tech industries.

1.	Electronic Systems — Automated dispensing systems for high-speed, accurate application of a broad range of attachment, protection and coating fluids, and related gas plasma treatment systems for cleaning and conditioning surfaces prior to dispense. Key strategic markets include mobile phones, tablets, personal computers, liquid crystal displays, micro hard drives, microprocessors, printed circuit boards, micro electronic mechanical systems (MEMS), and semiconductor packaging.

2.	Fluid Management — Precision manual and semi-automated dispensers, highly engineered single-use plastic molded syringes, cartridges tips, and fluid connection components. Products are used for applying and controlling the flow of adhesives, sealants, lubricants, and biomaterials in critical industrial production processes and within medical equipment and related surgical procedures. Key strategic markets include consumer goods, electronics, industrial assembly, solar, anesthesia, cardiovascular and ophthalmic surgery, blood management, pneumatic control systems, water treatment, and analytical instrumentation.

3.	Test & Inspection — Bond testing and automated optical and x-ray inspection systems used in the semiconductor and printed circuit board industries. Key strategic markets include mobile phones, tablets, personal computers, liquid crystal displays, micro hard drives, microprocessors, printed circuit boards, MEMS, and semiconductor packaging.

iii.	Industrial Coating Systems

a.	This segment provides both standard and highly-customized equipment used primarily for applying coatings, paint, other finishes, sealants and other materials, and curing and drying of dispensed material. This segment primarily serves the consumer durables market.

1.	Cold Materials — Automated and manual dispensing products and systems used to apply multiple component adhesive and sealant materials in the general industrial and transportation manufacturing industries. Key strategic markets include aerospace, alternative energy, appliances, automotive, building and construction, composites, electronics and medical.

2.	Container Coating — Automated and manual dispensing and curing systems used to coat and cure containers. Key strategic markets include beverage containers and food cans.

3.	Curing and Drying Systems — Ultraviolet equipment used primarily in curing and drying operations for specialty coatings, semiconductor materials and paints. Key strategic markets include electronics, containers, and durable goods products.

4.	Liquid Finishing — Automated and manual dispensing systems used to apply liquid paints and coatings to consumer and industrial products. Key strategic markets include automotive components, construction, metal shelving and drums.

5.	Powder Coating — Automated and manual dispensing systems used to apply powder paints and coatings to a variety of metal, plastic and wood products. Key strategic markets include agriculture and construction equipment, appliances, automotive components, home and office furniture, lawn and garden equipment, pipe coating, and wood and metal shelving.